UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-9052

A.                                   Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY

EMPLOYEE SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL Inc.

1065 Woodman Drive

Dayton, Ohio  45432

The Dayton Power and Light Company

Employee Savings Plan

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Dayton Power and Light Company

Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Dayton Power and Light Company Employee Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in note 9 to the financial statements, the Plan adopted a new accounting standard regarding the classification of notes receivable from participants for the years ended December 31, 2010 and 2009.

/s/ Battelle & Battelle LLP

June 20, 2011

Dayton, Ohio

The Dayton Power and Light Company

Employee Savings Plan

Statements of Net Assets Available for Benefits

	At December 31,
	2010			2009
	# Shares	Amount		# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(e) and 3):

Common Stock:
DPL Inc. Common Stock	221,297	$5,689,545	*	231,697	$6,394,836	*

Money Market Fund:
Prime Reserve Fund	5,200,164	5,200,164	*	5,760,450	5,760,450	*

Mutual Funds:
Equity Income Fund	348,212	8,249,148	*	338,053	7,095,730	*
New Horizons Fund	211,813	7,093,614	*	208,350	5,329,589	*
Equity Index 500 Fund	208,507	7,060,034	*	211,977	6,365,662	*
Blue Chip Growth Fund	113,569	4,330,370	*	115,364	3,780,480	*
Spectrum Income Fund	256,804	3,174,099	*	250,954	2,963,765	*
International Stock Fund	185,452	2,638,987		181,494	2,286,824
Retirement 2020 Fund	105,029	1,726,672		75,874	1,107,758
Retirement 2025 Fund	120,737	1,453,678		107,712	1,142,828
Pimco Total Return Admin	99,317	1,077,587		100,151	1,081,626
Retirement 2030 Fund	50,794	877,717		38,621	583,951
Retirement 2015 Fund	64,813	770,626		69,996	746,852
Mid-Cap Growth Fund	12,617	738,462		11,298	536,550
Retirement 2010 Fund	37,650	577,549		39,736	554,319
Mid-Cap Value Fund	23,368	554,060		21,945	454,694
Retirement 2035 Fund	44,415	543,198		31,680	337,389
Vanguard Int Termbond IDX, SIG	47,716	534,901		31,262	335,134
Retirement 2045 Fund	41,691	484,033		30,217	305,194
Small-Cap Value Fund	9,925	358,607		8,878	261,720
Retirement 2040 Fund	19,187	334,231		18,528	280,693
Retirement 2050 Fund	11,240	109,480		5,920	50,198
Retirement Income Fund	8,053	105,578		5,044	61,584
Retirement 2055 Fund	5,784	55,703		4,260	35,699
Retirement 2005 Fund	1,223	13,874		479	5,004
Total Mutual Funds		42,862,208			35,703,243

Total Investments		53,751,917			47,858,529

Notes Receivable From Participants (Notes 1(h), 9, and 11)		439,233			155,203

Uninvested Cash		89,076			—

Total Assets		54,280,226			48,013,732

LIABILITIES

Excess Contributions Payable		—			95,841

Net Assets Available for Benefits		$54,280,226			$47,917,891

*Investments that exceed 5% of Net Assets Available for Benefits.

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Employee Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
Investment Income (Notes 2(e) and 3):
Net Appreciation/(Depreciation) in Fair Value of Investments:

Common Stock:
DPL Inc. Common Stock	$(412,137)	$1,056,107
Mutual Funds:
New Horizons Fund	1,649,655	1,639,842
Equity Income Fund	924,617	1,374,842
Equity Index 500 Fund	796,973	1,215,356
Blue Chip Growth Fund	612,956	1,162,346
International Stock Fund	309,850	675,541
Retirement 2025 Fund	168,850	312,499
Retirement 2020 Fund	159,467	232,613
Spectrum Income Fund	138,244	348,421
Mid-Cap Growth Fund	129,235	149,630
Retirement 2030 Fund	98,963	124,907
Retirement 2015 Fund	81,818	163,896
Mid-Cap Value Fund	66,347	145,749
Retirement 2035 Fund	64,658	78,852
Retirement 2045 Fund	58,579	69,727
Small-Cap Value Fund	57,186	49,532
Retirement 2010 Fund	53,572	118,088
Retirement 2040 Fund	39,923	70,279
Vanguard Int Termbond IDX, SIG	16,425	5,640
Retirement 2050 Fund	13,123	9,618
Pimco Total Return Admin	7,437	48,965
Retirement 2055 Fund	6,635	7,108
Retirement Income Fund	6,347	4,556
Retirement 2005 Fund	785	433
Total Mutual Funds	5,461,645	8,008,440

Total Net Appreciation	5,049,508	9,064,547

Dividend Income	1,207,083	865,024

Net Investment Income	6,256,591	9,929,571

Interest on Participant Loans	14,280	1,065
Transfers from Other Company Sponsored Plans (Note 4)	1,884,094	512,334
Participant Contributions (Note 4)	3,635,936	3,441,675

	11,790,901	13,884,645
Deductions in Net Assets Attributable to:
Transfers to Other Company Sponsored Plan (Note 6)	(4,063)	—
Benefits Paid to Participants	(5,424,503)	(2,130,503)
Total Deductions	(5,428,566)	(2,130,503)

Net Increase	6,362,335	11,754,142
Net Assets Available for Benefits:
Beginning of Year	47,917,891	36,163,749

End of Year	$54,280,226	$47,917,891

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 1 - Plan Description

(a)  General

The Dayton Power and Light Company Employee Savings Plan (the “Plan”), effective January 1, 1985, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the “Company”) to provide eligible non-union employees of the Company and certain affiliated companies with a 401(k) plan.  The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  A non-union employee becomes eligible for the Plan on the first day of the month following the first full calendar month the employee worked at least 160 hours.

(b)  Participant Contributions

An eligible participant may execute a salary reduction agreement directing the Company to contribute to the Plan on behalf of the participant up to 85 percent (in whole percentages) of regular compensation.  In addition, the participant may contribute up to 85 percent of eligible incentive compensation.  Both salary deferral and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations.  Participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Effective October 1, 2006, all new employees are automatically enrolled in the Plan at a default contribution rate of 3 percent which is invested in the Retirement Income Fund appropriate for the participant’s age.  Employees may opt out of this automatic election or choose to change the deferral percentage.

Participants may also elect to direct a portion of funds from a Company sponsored welfare cafeteria benefit plan, another component of compensation, into the Plan.  Contributions to this plan were $86,935 and $89,938 for the years ended December 31, 2010 and 2009, respectively, and are included within Participant Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)  Employer Contributions

For 2010 and prior, the Company may match $1.50 for every $1.00 of participant contributions, up to $2,000 annually, with DPL Inc. common stock, held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP).  The Plan was amended effective January 1, 2011; See Note 10 below for more information.

(d)  Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Employer matching contributions are held in the ESOP and are cliff-vested 100 percent after three years’ service, for matching contributions for 2010 and prior.  Refer to Note 10 below for vesting terms and matching provisions for 2011 and subsequent periods.  Forfeitures of employer matching contributions held in the ESOP are used to reduce future employer matching contributions.

(Continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings or losses and any Plan expenses the Company may not elect to pay.  Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potential.

(f)  Payment of Benefits

In general, participants are eligible for lump sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits.  Earlier distributions can occur for a Qualified Domestic Relations Order, disability or death.  Otherwise, distribution must occur within 60 days after the plan year in which the latest of the following events occurs:  65th birthday; 10th anniversary of participation in the Plan; or termination of employment.  Participants are allowed to take distributions during employment if older than 59-1/2 and/or for a hardship as defined in the Plan document.

Additionally, the Plan allows for automatic payment of a participant’s vested balance upon termination, provided that the vested balance is $1,000 or less and the participant is less than 65 years old.

(g)  Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time.  If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.  Refer to Note 10 for discussion of the proposed merger with The AES Corporation.  The impact of the proposed merger on the Plan is currently unknown.

(h)  Notes Receivable from Participants

The Plan was amended, effective September 29, 2009, to allow a participant to receive a loan from the Plan in accordance with policy established by the Plan administrator.  The Plan is required to treat these loans as notes receivable as further discussed in Note 9 below.  Any such loan or loans must be a minimum of $1,000 and shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000.  For loans made on or after November 15, 2010, participants will not be entitled to receive a loan more frequently than once in any 12 month period of time.  Loans must be paid back within 60 months (unless the loan is used to acquire a principal residence) to prevent the loan from being treated as a distribution.  Loan payments must be made through payroll deductions while the participant is employed.

(Continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 2 - Summary of Significant Accounting Policies

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (FASC).

(b)  Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(c)  Payment of Benefits

Benefit payments are recorded when paid.

(d)  Subsequent Events

We have evaluated all subsequent events through the date these statements were issued and filed with the United States Securities and Exchange Commission (SEC).  See Note 10 below.

(e)  Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Investments in mutual funds and money market funds are reported at fair value based on the fair value of the underlying net assets of the funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair values of the investments at the beginning of the year or the purchase dates, and the fair values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Dividend income is recorded on an ex-dividend basis.  Capital gain distributions are included in dividends.  Interest income is recorded on an accrual basis.

The fair value hierarchy, as discussed in FASC Topic 820 “Fair Value Measurements and Disclosures,” requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  These inputs are then categorized as Level 1 (quoted prices in active markets for identical assets or liabilities); Level 2 (observable inputs such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active); or Level 3 (unobservable inputs).

(Continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Valuations of assets and liabilities reflect the value of the instrument including the values associated with counterparty risk.  We include our own credit risk and our counterparty’s credit risk in our calculation of fair value using the Global Corporate Cumulative Average Default Rates.

The fair value of assets measured on a recurring basis and the respective category within the fair value hierarchy was determined as follows:

Assets Measured at Fair Value on a Recurring Basis

		Level 1	Level 2	Level 3
	Fair Value at December 31, 2010	Based on Quoted Prices in Active Market	Based on Other Observable Inputs	Unobservable Inputs
Assets
Common Stock	$5,689,545	$5,689,545	$—	$—
Money Market Fund	5,200,164	—	5,200,164	—
Mutual Funds	42,862,208	—	42,862,208	—
Total	$53,751,917	$5,689,545	$48,062,372	$—

Assets Measured at Fair Value on a Recurring Basis

		Level 1	Level 2	Level 3
	Fair Value at December 31, 2009	Based on Quoted Prices in Active Market	Based on Other Observable Inputs	Unobservable Inputs
Assets
Common Stock	$6,394,836	$6,394,836	$—	$—
Money Market Fund	5,760,450	—	5,760,450	—
Mutual Funds	35,703,243	—	35,703,243	—
Total	$47,858,529	$6,394,836	$41,463,693	$—

Level 1 inputs are used to value DPL Inc. common stock.  The fair value is determined by reference to quoted market prices and other relevant information generated by market transactions.  Level 2 inputs are used to value open-ended mutual funds held by the Plan using the end of day Net Asset Value (NAV) traded in an active exchange market.  This is in accordance with FASC Topic 820, which states that assets valued using the NAV should be classified as Level 2 if an entity can redeem its investment with the investee at the NAV on the measurement date, and otherwise as Level 3.

There were no transfers in or out of Levels 1 and 2 during the years ended December 31, 2010 and 2009.

(Continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Net Asset Value per Unit

The following table discloses the fair value and redemption frequency for those investments whose fair value is estimated using the NAV per unit as of December 31, 2010 and 2009.  These assets are part of the Plan and exclude DPL Inc. common stock which is valued using quoted market prices.  Fair values estimated using the NAV per unit are considered Level 2 inputs within the fair value hierarchy, unless they cannot be redeemed at the NAV on the reporting date.  Investments that have restrictions on the redemption of the investments would be reported as Level 3 assets within the hierarchy.  As of December 31, 2010 and 2009, the Plan did not have any investments for sale at a price other than the NAV.

Fair Value Estimated Using Net Asset Value per Unit

Investment	December 31, 2010 Fair Value	December 31, 2009 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity Mutual Funds (a)	$31,023,282	$26,111,249	$—	Immediate	None
Fixed Income Mutual Funds (b)	4,786,587	4,380,525	—	Immediate	None
Target Maturity Mutual Funds (c)	7,052,339	5,211,469	—	Immediate	None
Money Market Mutual Fund (d)	5,200,164	5,760,450	—	Immediate	None
Total	$48,062,372	$41,463,693	$—

(a)   This category primarily includes investments in equity securities of large, small and medium sized companies and equity securities of foreign companies including those in developing countries. The funds are valued using the NAV method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category can be redeemed immediately at the current NAV per unit.

(b)   This category primarily includes investments in investment grade fixed-income instruments, US dollar-denominated debt securities of emerging market issuers and high yield fixed-income securities that are rated below investment grade. The funds are valued using the NAV method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category can be redeemed immediately at the current NAV per unit.

(c)   This category includes investments in equity and fixed-income securities including equity investments of large, small and medium sized companies and equity securities of foreign companies including those in developing countries as well as investment grade fixed-income instruments, US dollar-denominated debt securities of emerging market issuers and high yield fixed-income securities that are rated below investment grade.  The funds are valued using the NAV method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category can be redeemed immediately at the current NAV per unit.

(d)   This category includes investments in a money market mutual fund.  The fund is valued using the NAV method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category are highly liquid and can be redeemed immediately at the NAV per unit.

Note 3 - Related Party Transactions (Parties-in-Interest)

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  During the years ended December 31, 2010 and 2009, such purchases were $9,126,144 and $7,956,653, respectively, and such sales totaled $8,673,889 and $5,837,945, respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock. During the years ended December 31, 2010 and 2009, purchases of DPL Inc. common stock were $881,104 and $904,744, respectively, and sales of DPL Inc. common stock totaled $1,303,483 and $393,222, respectively.

(Continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

The ending balance of DPL Inc. common stock represents approximately 10.6% and 13.3% of the Plan’s total investments as of December 31, 2010 and 2009, respectively.

Note 4 - Contributions

Participant contributions withheld by the Company are paid into the Plan as soon as administratively possible.

In 2010 and 2009, there were incoming transfers of $818,066 and $0, respectively, between the Plan and the Company’s Savings Plan for Collective Bargaining Employees. These transfers reflect the movement of savings for employees who have changed from union to non-union status.

The Plan allows all participants to make a quarterly election to transfer into the Plan any of their vested DPL Inc. ESOP shares.  Such transfers during 2010 and 2009 totaled $1,066,028 and $512,334, respectively.

Note 5 - Administrative Expenses

The Plan is administered by the Company, without charge to the Plan, and T. Rowe Price is the Trustee.  The Company has elected to pay a portion of the fees incurred in the administration of the Plan, including a portion of the Trustee’s compensation and expenses.

Note 6 - Benefits

There were no benefit obligations to participants who had withdrawn from the Plan at December 31, 2010 and 2009.

In 2010 and 2009, there were outgoing transfers of $4,063 and $0, respectively, between the Plan and the Company’s Savings Plan for Collective Bargaining Employees.  These transfers reflect the movement of savings for employees who have changed from non-union to union status.

Note 7 - Federal Income Taxes

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  The Plan received a determination letter from the IRS dated February 11, 2003 indicating the Plan is so qualified.  The Plan has been amended since receiving this determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable IRC requirements and continues to be tax exempt as of December 31, 2010.  The Plan was amended effective January 1, 2011 and a determination request was filed for the amended Plan in January 2011.

(Continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

There are no uncertain tax positions with respect to the Plan and the Plan has no tax positions that are expected to significantly increase or decrease over the next twelve months.  The Plan is subject to normal statutes of limitations with regard to tax examinations.  With few exceptions, the Plan is no longer subject to income tax examinations for years before 2007.  No interest or penalties have been recognized in the Plan’s financial statements.

Note 8 – Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the fair value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Note 9 – Recent Accounting Pronouncements

Reporting Loans to Participants by Defined Contribution Pension Plans

In September 2010, the FASB issued ASU 2010-25 “Reporting Loans to Participants by Defined Contribution Pension Plans.”  This ASU requires the classification of participant loans as notes receivable carried at the unpaid balance plus any accrued but unpaid interest instead of being classified as investments at fair value.  This method is preferable because it best reflects the legal nature of the asset, which is a loan from the Plan to the participant.

The change in classification is to be applied retrospectively, and as a result, $155,203 in participant loans, that were previously disclosed as “Participant Loans” and included in Total Investments on the Statement of Net Assets Available for Benefits, are now classified as “Notes Receivable from Participants.”  Additionally, in accordance with ASU 2010-25, notes receivable from participants are no longer disclosed within the fair value table located in Note 2(e) because the notes receivable are no longer classified as investments or subject to fair value reporting.

Fair Value Measurements and Disclosures

In August 2009, the FASB issued ASU 2009-05 “Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value,” which amends FASC Topic 820, “Fair Value Measurements and Disclosures.”  ASU 2009-05 clarifies the measurement of liabilities at fair value in the absence of observable market information.  ASU 2009-05 was effective for the Plan’s first reporting period beginning January 1, 2010.  The adoption of ASU 2009-05 did not have a material effect on the Plan’s financial statements.

In January 2010, the FASB issued ASU 2010-06 “Fair Value Measurements and Disclosures,” effective for annual reporting periods beginning after December 15, 2009.  The Company adopted this ASU on January 1, 2010.  This standard updates FASC Topic 820, “Fair Value Measurements and Disclosures.”

(Continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

ASU 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and higher levels of disaggregation for the different types of financial instruments.  For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements should be presented separately.  These new rules did not have a material effect on the Plan’s financial statements.

Subsequent Events

In February 2010, the FASB issued ASU 2010-09 “Subsequent Events,” effective upon issuance of the final ASU.  ASU 2010-09 addresses the interaction of FASC Topic 855 “Subsequent Events” with the reporting requirements of the Securities and Exchange Commission (SEC).  Specifically, ASU 2010-09 addresses the concern that the requirement to disclose the date that an entity’s financial statements are issued, as required in FASC Topic 855, potentially conflicts with the SEC’s guidance.  In response, ASU 2010-09 amends FASC Topic 855 such that an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated.  The amendment alleviates potential conflicts between FASC Topic 855 and the SEC’s reporting requirements.

Note 10 – Subsequent Events

Vesting Schedule

The Plan was amended effective January 1, 2011 related to the Company match and vesting schedule:

The Company may match $1.00 for every $1.00 of participant contributions, up to 1% of pay, with an additional match of $0.50 for each $1.00 of participant contributions on the next 5% of pay, for a total 3.5% match with DPL Inc. common stock, held in a separate DPL Inc. ESOP.

For contributions made after January 1, 2011, employer matching contributions are cliff-vested 100 percent after two years’ service.  Matching contributions made prior to this date are subject to the three year vesting schedule.

Merger with AES

On April 19, 2011, DPL Inc. and The AES Corporation (“AES”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby AES will acquire DPL for $30.00 per share in a cash transaction valued at approximately $3.5 billion plus the assumption of $1.2 billion of debt and preferred stock. Upon closing, DPL will become a wholly-owned subsidiary of AES.

(Continued)

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

The transaction has been unanimously approved by both the DPL and AES boards of directors, but is subject to certain conditions, including receipt of the approval of DPL shareholders, the expiration or termination of the applicable Hart-Scott-Rodino Act waiting period, and the receipt of all required regulatory approvals from, among others, the FERC and the PUCO.  The parties anticipate receiving approvals and closing the transaction during the fourth quarter of 2011 or first quarter of 2012.  The impact of the proposed merger on the Plan is currently unknown.

Further information concerning the proposed merger, including a copy of the Merger Agreement, is included in DPL’s Current Report on Form 8-K relating to the merger, filed with the SEC on April 20, 2011.  In addition, further information will be included in a proxy statement filed by DPL with the SEC in connection with the merger.

Early Termination of Antitrust Waiting Period

On June 14, 2011, the U.S. Department of Justice and the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the proposed DPL and AES merger.

Fund Changes

On February 1, 2011, the Plan exchanged the T. Rowe Price Equity Index 500 Fund for the Vanguard Equity Index 500 Fund.  The Vanguard Fund is comparable to the T. Rowe Price Fund, except that the Vanguard Fund has lower fees.  In addition, four new funds were added to the investment lineup at the same time: Oppenheimer International Bond A, DFA Emerging Markets Value 1, PIMCO Real Return Institutional, and Prudential Short-Term Corporate Bond Z.

Note 11 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2010	2009
Net Assets Available for Benefits per the Financial Statements	$54,280,226	$47,917,891
Differences in:
Investments	(439,233)	(155,203)
Receivables - Notes Receivable from Participants	439,233	155,203
Net Assets Available for Benefits per the Form 5500	$54,280,226	$47,917,891

The Dayton Power and Light Company

Employee Savings Plan

EIN # 31-0258470

Plan # 004

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2010

Party-in- Interest	Identity of Issuer	Description of Investment	Current Value
(a)	(b)	(c)	(e)

	Common Stock:
*	DPL Inc.	DPL Inc. Common Stock (221,297 shares)	$5,689,545

	Money Market Fund:
*	T. Rowe Price Trust Company	Prime Reserve Fund (5,200,164 shares)	5,200,164

	Mutual Funds:
*	T. Rowe Price Trust Company	Equity Income Fund (348,212 shares)	8,249,148
*	T. Rowe Price Trust Company	New Horizons Fund (211,813 shares)	7,093,614
*	T. Rowe Price Trust Company	Equity Index 500 Fund (208,507 shares)	7,060,034
*	T. Rowe Price Trust Company	Blue Chip Growth Fund (113,569 shares)	4,330,370
*	T. Rowe Price Trust Company	Spectrum Income Fund (256,804 shares)	3,174,099
*	T. Rowe Price Trust Company	International Stock Fund (185,452 shares)	2,638,987
*	T. Rowe Price Trust Company	Retirement 2020 Fund (105,029 shares)	1,726,672
*	T. Rowe Price Trust Company	Retirement 2025 Fund (120,737 shares)	1,453,678
*	T. Rowe Price Trust Company	Pimco Total Return Admin (99,317 shares)	1,077,587
*	T. Rowe Price Trust Company	Retirement 2030 Fund (50,794 shares)	877,717
*	T. Rowe Price Trust Company	Retirement 2015 Fund (64,813 shares)	770,626
*	T. Rowe Price Trust Company	Mid-Cap Growth Fund (12,617 shares)	738,462
*	T. Rowe Price Trust Company	Retirement 2010 Fund (37,650 shares)	577,549
*	T. Rowe Price Trust Company	Mid-Cap Value Fund (23,368 shares)	554,060
*	T. Rowe Price Trust Company	Retirement 2035 Fund (44,415 shares)	543,198
*	T. Rowe Price Trust Company	Vanguard Int Termbond IDX, SIG (47,716 shares)	534,901
*	T. Rowe Price Trust Company	Retirement 2045 Fund (41,691 shares)	484,033
*	T. Rowe Price Trust Company	Small-Cap Value Fund (9,925 shares)	358,607
*	T. Rowe Price Trust Company	Retirement 2040 Fund (19,187 shares)	334,231
*	T. Rowe Price Trust Company	Retirement 2050 Fund (11,240 shares)	109,480
*	T. Rowe Price Trust Company	Retirement Income Fund (8,053 shares)	105,578
*	T. Rowe Price Trust Company	Retirement 2055 Fund (5,784 shares)	55,703
*	T. Rowe Price Trust Company	Retirement 2005 Fund (1,223 shares)	13,874
	Total Mutual Funds		42,862,208

	Uninvested Cash:
*	T. Rowe Price Trust Company	Uninvested Cash	89,076

	Notes Receivable From Participants:
*	Participant Loans	Interest rate of 4.25% with maturity at various dates	439,233
			$54,280,226

Note:  An (*) in column (a) identifies a person known to be a party-in-interest to the Plan.

Column (d) has been omitted, as it is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company Employee Savings Plan
(Name of Plan)

Date	June 20, 2011	/s/ Joseph W. Mulpas
Joseph W. Mulpas
Vice President, Controller and Chief Accounting Officer
DPL Inc. and The Dayton Power and Light Company